UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hexindai Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G4520R 106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G4520R 106	SCHEDULE 13G	Page 2

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Xiaoning An
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 4,047,816 (See Item 4)
		6	Shared Voting Power 0
		7	Sole Dispositive Power 4,047,816 (See Item 4)
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,047,816 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.02% (See Item 4)
12	Type of Reporting Person (See Instructions) IN

CUSIP No. G4520R 106	SCHEDULE 13G	Page 3

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) AnHe Holding Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 4,047,816 (See Item 4)
		6	Shared Voting Power 0
		7	Sole Dispositive Power 4,047,816 (See Item 4)
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,047,816 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.02% (See Item 4)
12	Type of Reporting Person (See Instructions) CO

CUSIP No. G4520R 106	SCHEDULE 13G	Page 4

Item 1.
	(a)	Name of Issuer: Hexindai Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 13th Floor, Block C, Shimao Plaza, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China.

Item 2.
(a)

Name of Person Filing:
(1)   Xiaoning An (“Mr. An”)

(2)   AnHe Holding Limited (“AnHe Holding”)

Mr. An and AnHe Holding (collectively, the “Filing Persons”) have entered into a Joint Filing Agreement, a copy of which is filed with this amendment to Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Filing Persons have agreed to file this amendment to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)

Address of Principal Business Office, or if none, Residence:
(1)  Mr. An: c/o 13th Floor, Block C, Shimao Plaza, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(2)  AnHe Holding: NovaSage Chambers, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands.

	(c)	Citizenship: (1) Mr. An: People’s Republic of China (2) AnHe Holding: British Virgin Islands
	(d)	Title of Class of Securities: Ordinary Shares
	(e)	CUSIP Number: G4520R 106

Item 3.	If this statement is filed pursuant to Sections §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. G4520R 106	SCHEDULE 13G	Page 5

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Mr. An	4,047,816	8.02%	4,047,816	0	4,047,816	0
AnHe Holding	4,047,816	8.02%	4,047,816	0	4,047,816	0

Notes:

(1)   Represents 4,047,816 ordinary shares held by AnHe Holding. AnHe Holding is 100% beneficially owned by Mr. An.

(2)   This percentage is based on 50,458,550 ordinary shares outstanding as of December 31, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019

/s/ Xiaoning An
Xiaoning An

AnHe Holding Limited

By:	/s/ Xiaoning An
	Name:	Xiaoning An
	Title:	Director

EXHIBITS INDEX

EXHIBIT NO.	EXHIBITS
A	Joint Filing Agreement